Mail Stop 3561

April 30, 2010

Berry McCarthy
Chief Financial Officer
Netflix, Inc.
100 Winchester Circle
Los Gatos, CA 95032

> **Re:** **Netflix, Inc.**
> **File Number 000-49802**
> **Form 10-K: For the Fiscal Year Ended December 31, 2009**

Dear Mr. McCarthy:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Management's Discussion and Analysis, page 27

Critical Accounting Policies and Estimates, page 28

1. Please revise your disclosure to address specifically why your accounting estimates or assumptions bear the risk of change. The disclosure should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or may materially affect your financial condition or operating performance. To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered. Refer to Section V of the staff's "Interpretation: Commission Guidance Regarding Management's

Discussion and Analysis of Financial Condition and Results of Operations," available on our website at http://www.sec.gov/rules/interp/33-8350.htm, for further guidance. Provide us with a copy of your intended revised disclosure.

Results of Operations, page 31

General and Administrative, page 36

2.   Please revise to provide more emphasis on analyzing underlying reasons for factors to which variances are attributed. For example, you state that that the increase in general and administrative expense was attributable to a $7.4 million increase in legal costs offset by a $2.7 million decrease in costs related to your subsidiary, Red Envelope Entertainment, a $2.1 million release of accruals in 2009 associated with a former class action suit that was settled in 2008, and decreases in personnel-related costs, but you do not provide any qualitative analysis that explains to investors what specifically caused the changes in these underlying factors. Provide us with a copy of your intended revised disclosure.

Liquidity and capital Resources, page 39

Operating Activities, page 40

3.   Please enhance your operating cash flow disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. References to line items (or changes therein) in the statements of cash flows, as in your present disclosure, do not provide a sufficient basis for an investor to analyze the impact on cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Notes to Consolidated Financial Statements, page F-7

Note 1: Organization and Summary of Accounting Policies, page F-7

Content Library, page F-8

4.   Please revise to clarify the difference between volume purchase discounts and rebates and provide in further detail the accounting for each.

5.   Please supplementally quantify for us amounts expended in each of the last three years for content, with separate quantification of direct purchases, initial payments on revenue sharing arrangements, revenue sharing payments, and other categories as appropriate.

6.   Please tell us in greater detail why you consider your DVD library to be a
        productive asset. In your response, provide a current analysis of your content
        library life and an amortization schedule as support. In addition, tell us the
        amounts of your content library that represents direct purchases and revenue
        sharing arrangements, the factors that you consider when determining whether to
        enter into revenue share arrangements with studios and distributors to obtain
        DVD content vs. a direct purchase, and your consideration on the presentation and
        classification in the statement of cash flows for revenue share arrangements and
        direct purchases.

Note 5: Commitments and Contingencies, page F-17

Litigation, page F-18

7.   Your disclosure is not clear whether you believe the likelihood of an adverse
        outcome is other than remote, nor is it clear how material, or potentially material,
        each of these matters is, or could be, to you. Please revise to specifically state
        your conclusions as to the likelihood of a loss contingency with respect to each of
        the matters disclosed. For matters where you judge the likelihood of loss to be
        reasonably possible or probable but for which you believe the amount of loss
        cannot be reasonably estimated, you should explicitly state your conclusion that
        the loss cannot be reasonably estimated. When a loss is probable and the
        reasonable estimate of the loss is a range, the best estimate within the range
        should be accrued. If no amount within the range appears to be a better estimate
        than any other amount within the range, the minimum amount in the range should
        be accrued. Where losses are accrued and arose from a range, you should disclose
        whether the accrual was the best estimate within a range or the low end of the
        range and the range of reasonably possible losses. Please provide us with a copy
        of your intended revised disclosure.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;
·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding

initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at (202) 551-3308 or me (202) 551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief